UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-9047

A.	Full title of the pan and the address of the plan, if different from that of issuer named below:

Rockland Trust Company Employee Savings,
Profit Sharing, and Stock Ownership Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal office:

Independent Bank Corp.
Office Address: 2036 Washington Street, Hanover, Massachusetts
Mailing Address: 288 Union Street, Rockland, Massachusetts 02370

As filed on June 13, 2016

Table of Contents
ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND
STOCK OWNERSHIP PLAN

Contents	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signatures	14

Exhibit Index
Exhibit 23.1 Consent of Ernst & Young LLP

* Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Committee
Rockland Trust Company:
We have audited the accompanying statements of net assets available for benefits of Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 10, 2016

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
	December 31,
	2015	2014
Assets
Investments, at fair value
Mutual funds	$75,292,906	$69,627,520
Collective investment trusts	18,413,368	17,122,067
Independent Bank Corp. common stock	11,263,819	10,210,993
Self-directed brokerage account	485,972	412,229
Total investments, at fair value	105,456,065	97,372,809
Notes receivable from participants	3,256,492	3,045,359
Total assets	108,712,557	100,418,168
Liabilities
Excess contributions payable	95,596	133,193
Total liabilities	95,596	133,193
Net assets available for benefits, at fair value	108,616,961	100,284,975

See accompanying notes.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
	Years Ended December 31,
	2015	2014
Additions
Investment income
Net depreciation in fair value of investments	$(3,916,307)	$(1,030,010)
Interest and dividends	5,192,394	6,804,246
	1,276,087	5,774,236
Interest income on notes receivable from participants	99,867	91,573
Contributions
Participant	5,580,716	5,011,756
Rollover	4,870,834	428,104
Employer	4,511,788	4,241,977
	14,963,338	9,681,837
Total additions	16,339,292	15,547,646
Deductions
Benefit payments	7,988,091	6,511,762
Administrative expenses	19,215	20,569
Total deductions	8,007,306	6,532,331
Net increase	8,331,986	9,015,315
Net assets available for benefits
Beginning of year	100,284,975	91,269,660
End of year	$108,616,961	$100,284,975
See accompanying notes.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2015

(1)	Description of the Plan
The following description of the Rockland Trust Company (the “Company” or “Plan Sponsor” or “Plan Administrator”) Employee Savings, Profit Sharing and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution plan covering all eligible employees of the Company. Employees are eligible to participate in the Plan, regardless of age. In order to be eligible to receive the Company matching contributions, qualified non-elective contributions, and supplemental non-elective contributions, employees must have completed one year of service, which is defined as 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions
Under the provisions of the Plan, subject to Internal Revenue Service (“IRS”) limitations, employees who participate in the Plan may contribute up to 99% of their compensation each payroll period on a pre‑tax basis and up to an additional 10% of their compensation on an after‑tax basis. However, the total contribution may not exceed 99% of compensation. Participants may also contribute amounts representing distributions from other qualified plans.
For the year ended December 31, 2015, the IRS contribution limit was $18,000 with a $6,000 catch‑up provision for participants age 50 or above.
The Plan provides for automatic enrollment. Company employees will be deemed to have made an election to defer 6% of their compensation commencing with the first payroll following thirty days of employment, or as soon as administratively feasible. All employees are given notice regarding this enrollment feature and may elect a different deferral election or make no deferral at that time.
Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 18 mutual funds, two collective investment trusts and a personal access fund, which is an investment option that enables participants to set up their own brokerage account, with all related brokerage fees incurred by the participant, through TD Ameritrade Brokerage Services, Inc. Prior to October of 2014, the brokerage account was set up through State Street Brokerage Services, Inc. The Plan also offers the common stock of Independent Bank Corp., the parent company of the Plan Sponsor, as an investment option for the participants.
Under the Plan, the Company will contribute the following:

1)
Matching contributions equal to 25% of the amount of the employee deferral (less any catch up contributions), up to the first 6% of the employee's qualified compensation (subject to IRS limitations). Company matching contributions to the Plan are made each pay period, therefore, a participant must be actively employed and making a pre-tax employee deferral during that pay period in order to share in the matching contribution.

2)
Non-elective contributions for each participant equal to 5% of qualified compensation. Company non-elective contributions to the Plan are made each pay period, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the non-elective contribution.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2015

3)
Supplemental non-elective contributions equal to 5% of the amount by which an employee's eligible compensation exceeds the Social Security wage base (an amount published each year by the Social Security Administration, and indexed for inflation). For 2015, the Social Security wage base is $118,500. The supplemental non-elective contribution is also subject to certain other limits imposed by the Internal Revenue Code (“IRC”). Company supplemental non-elective contributions to the Plan are made each pay period, when applicable, therefore, a participant must be actively employed and receiving eligible compensation during that pay period in order to share in the supplemental non-elective contribution.

4)
Discretionary contributions for employees that are actively employed on the last day of the Plan year. In addition, those participants whose employment terminated during the year because of retirement under the Company's retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the discretionary contribution. The discretionary contribution is allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant's compensation for the Plan year bears to the total compensation of all qualifying participants. There were no discretionary contributions made in 2015 or 2014.

5)
Qualified non-elective contributions can be made on behalf of each non-highly compensated participant. The Company may make a qualified non-elective contribution equal to a uniform percentage of compensation, which percentage will be determined each year by the employer. Participants must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this qualified non-elective contribution. There were no qualified non-elective contributions made in 2015 or 2014.

(c)	Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contributions and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)	Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.

(e)	Loans to Participants
Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months or 50% of the participant's vested Contribution Account Balance, as defined by the Plan's Loan Policy whichever is less. No more than four loans per participant may be outstanding. The loans are secured by the vested balance in the participant's account and bear interest at rates that range from 3.25% to 7.00%, as determined by the Plan Administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence may be repaid over a longer period, as determined by the Plan Administrator.

(f)	Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's interest in his or her account in a lump-sum distribution (rollover treatment, if eligible), or installment payments over a period of not more than the employee's assumed life expectancy. However, if the employee's vested benefits under the Plan do not exceed $5,000, the benefit will be distributed in a single lump-sum distribution (rollover treatment required by the IRS if timely notice is not received from the employee).

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2015

At the discretion of the Plan Administrator, in the event of extreme financial hardship as defined in applicable IRC, a participant may withdraw some or all of their vested balances subject to applicable penalties.
Distribution of benefits attributable to investments other than those attributable to the Independent Bank Corp. common stock will be in the form of cash. Distribution of benefits attributable to the Independent Bank Corp. common stock will be in the form of cash, Independent Bank Corp. common stock, or both, at the participant's discretion.

(g)	Dividend Reinvestment and Voting Rights
Dividends paid on investments in Independent Bank Corp. common stock within the Plan will be paid to the Plan and allocated to participant accounts and may be distributed in cash not later than 90 days after the close of the Plan year in which they were paid, or may be reinvested in Independent Bank Corp. common stock. Dividends reinvested may participate in the Company's 2014 Dividend Reinvestment and Stock Purchase Plan which may allow up to a 5% discount of dividends reinvested in Independent Bank Corp. common stock.
Participants (or beneficiaries), as holders of Independent Bank Corp. common stock, will direct Deutsche AM Trust Company, the Plan Trustee, as to the manner in which the voting rights are to be exercised for all Independent Bank Corp. common stock held as part of the Plan assets.

(h)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, no further contributions will be made to the Plan and all amounts credited to participants' accounts will continue to be 100% vested. The distribution of the accounts will be done as soon as practicable in a manner permitted by the Plan.

(2) Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan's realized gains or losses on investments sold, as well as unrealized gain or loss on investments held during the year.

(d)	Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2015

they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments for a period of time, in accordance with the Plan, the loan will be deemed distributed. Upon distribution, the participant loan balance is reduced and a benefit payment is recorded. Deemed distributions totaled $111,069 and $88,712 in 2015 and 2014, respectively.

(e)	Benefits Paid
Benefits are recorded upon distribution. At December 31, 2015 there were no allocated amounts to accounts of participants who had elected to withdraw from the plan, but had not yet been paid. In December 31, 2014 there were $171,237 allocated to accounts of participants who had elected to withdraw from the plan but not yet been paid.

(f)	Refundable Contributions
There were $95,596 and $133,193 of contributions made in excess of amounts allowed by the Internal Revenue Service, at December 31, 2015 and 2014, respectively. These contributions were refunded by the Plan to certain participants after the end of the Plan year and are included as a Plan payable on the Statement of Net Assets and a reduction to participant contributions on the Statement of Changes in Net Assets.

(g)	Administrative Expenses
The Company pays all expenses of the Plan at the option of the Company. Participant specific loan issuance and loan maintenance fees are paid by the specific participant and reflected in the Plan's Statement of Changes in Net Assets Available for Benefits.

(h)	New Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 962 "Defined Contribution Pension Plans" Update No. 2015-12. Update No. 2015-12 (Part 1) "Fully Benefit- Responsive Investment Contracts" was issued in July 2015 and designates contract value as the only required measure for fully benefit-responsive investment contracts. Update No. 2015-12 (Part II) "Plan Investment disclosures" was issued in July 2015 to address existing GAAP, which requires plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefit s and (2) the net appreciation or depreciation for investments by general type. The amendments in Part II of this update will eliminate those requirements for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period still will be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. The amendments in this update are effective for fiscal years beginning after December 15, 2015. The Plan early adopted this ASC effective January 1, 2015, and it did not have a material impact on the Plan's consolidated financial position.

FASB ASC Topic 820 "Fair Value Measurement" Update No. 2015-07. Update No. 2015-07 was issued in May 2015 to address the diversity in practice related to how certain investments measured at net asset value with redemption dates in the future are categorized within the fair value hierarchy. The amendments in this updated remove the requirement to categorized within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Plan early adopted this ASU effective January 1, 2015, and it did not have a material impact on the Plan's consolidated financial position.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2015

(3) Fair Value Measurements
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Plan’s own assumptions are set to reflect those that the Plan believes market participants would use in pricing the asset or liability at the measurement date. If there has been a significant decrease in the volume and level of activity for the asset or liability, regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Plan uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another.
The Fair Value Measurements and Disclosures Topic of the FASB ASC defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Fair Value Measurements and Disclosures Topic of the FASB ASC are described below:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation Techniques
Mutual Funds
These investments are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Investment Trusts
Investments in collective investment trusts are valued at the NAV as determined by using estimated fair value of the underlying assets held in the fund. NAV is used as a practical expedient for fair value. The NAV is provided by the investment manager of the trust.
Common Stock
Independent Bank Corp. common stock and common stock held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2015

Personal Access Fund
The personal access fund is comprised of investments in mutual funds, common stocks, and cash and cash equivalents. The underlying investments of the personal access funds are grouped with their similar investment types in the table below.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value, on a recurring basis, as of December 31, 2015 and 2014:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Description	As of December 31, 2015
Self-directed brokerage account	$485,972	$485,972	$—	$—
Mutual funds	75,292,906	75,292,906	—	—
Common stock	11,263,819	11,263,819	—	—
Total assets in the fair value hierarchy	$87,042,697	$87,042,697	$—	$—
Investments in collective investment trusts (a)	18,413,368	—	—	—
Total investments, at fair value	$105,456,065	$87,042,697	$—	$—

Description	As of December 31, 2014
Self-directed brokerage account	$412,229	$412,229	$—	$—
Mutual funds	69,627,520	69,627,520	—	—
Common stock	10,210,993	10,210,993	—	—
Total assets in the fair value hierarchy	$80,250,742	$80,250,742	$—	$—
Investments in collective investment trusts (a)	17,122,067	—	—	—
Total investments, at fair value	$97,372,809	$80,250,742	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The Plan has no assets that are measured on a nonrecurring basis as of December 31, 2015 and 2014.

There were no transfers between the Levels of the fair value hierarchy for any assets measured at fair value for the years ended December 31, 2015 and 2014. In addition, there were no Level 3 investments for the years ended December 31, 2015 and 2014.

(4) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total assets per the audited financial statements to the Form 5500 at December 31, 2015 and 2014:

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2015

	2015	2014
Net assets available for benefits per the audited financial statements	$108,616,961	$100,284,975
Less: deemed distributed loans (1)	(111,069)	(88,712)
Plus: fair value adjustment (2)	55,109	129,001
Total net assets per the Form 5500, Schedule H, Part 1 (line 1(l))	$108,561,001	$100,325,264

The following is a reconciliation of benefit payments per the audited financial statements to the Form 5500:

	2015	2014
Benefit payments per the audited financial statements	$7,988,091	$6,511,762
Less: payments of deemed distributed loans including interest (1)	(77,616)	(24,104)
Plus: deemed distributed loans	99,975	54,619
Benefits paid to participants per the Form 5500	$8,010,450	$6,542,277

(1) In the financial statements of the Plan, delinquent loans remain as assets of the Plan. However, for the Form 5500 reporting purposes delinquent loans are removed from Plan assets and reported as a benefit paid to a participant.
(2) As discussed in Note 2, the Plan adopted ASU 2015-12 in the current year. As a result the Stable Value Fund (the "Fund") is no longer identified as a fully benefit-responsive investment contract. The financial statements present the Fund at fair value using the NAV practical expedient as of December 31, 2015 and 2014. The Form 5500 measured fair value in a different manner for both years presented.

(5) Risks and Uncertainties

The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(6) Related Party and Parties-in-Interest Transactions

Investments in shares of the common stock of Independent Bank Corp., the parent company of the Company, qualify as related party transactions. Certain collective investment trusts and mutual funds managed by Deutsche AM Trust Company, the Plan Trustee as defined by the Plan, qualify as party-in-interest transactions. Transactions with respect to participant loans also qualify as party-in-interest transactions.

(7) Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 19, 2013 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
Notes to Financial Statements
December 31, 2015

(8) Plan Merger and Amendment

Effective February 20, 2015, the Plan was amended for the merger of the Peoples Federal Bancshares, Inc. ("Peoples") employees into the Company. The amendment provides for the determination of benefits for certain former employees of Peoples. In accordance with the Plan, qualified contributions, including the transfer of participant loans can be rolled into the Plan. Rollover contributions, inclusive of participant loans, from the Peoples plan are included in the Statement of Changes of Net Assets Available for Benefits for the year ended December 31, 2015.

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2015
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Janus Balanced Fund - Class I	Mutual Fund	$14,167,289
	Janus Research Fund - Class I	Mutual Fund	9,002,120
*	Deutsche Large Cap Value Fund - Institutional Class	Mutual Fund	7,830,434
	Templeton Foreign Fund - Advisor Class	Mutual Fund	6,181,194
	T. Rowe Price Growth Stock Fund - Advisor Class	Mutual Fund	6,097,321
	Federated Total Return Bond Fund - Institutional Class	Mutual Fund	5,719,385
*	Deutsche Large Cap Focus Growth Fund - Institutional Class	Mutual Fund	5,534,068
	Neuberger Berman Genesis Fund - Trust Class	Mutual Fund	5,520,816
*	Deutsche Global Income Builder Fund - Institutional Class	Mutual Fund	4,405,064
*	Deutsche Mid Cap Value Fund - Institutional Class	Mutual Fund	2,827,152
	Parametric Emerging Markets Fund - Investor Class	Mutual Fund	1,427,572
*	Deutsche Global Real Estate Securities Fund - Institutional Class	Mutual Fund	1,163,533
	Wells Fargo International Bond Fund - Class A	Mutual Fund	1,097,557
*	Deutsche Short Duration Fund - Institutional Class	Mutual Fund	1,034,567
	MFS Global High Yield Fund - Class A	Mutual Fund	943,858
	Credit Suisse Commodity Return Strategy Fund - Class A	Mutual Fund	881,646
	Hartford Floating Rate Fund - Class R4	Mutual Fund	850,899
*	Deutsche Global Inflation Fund - Institutional Class	Mutual Fund	608,431
			75,292,906
*	Deutsche Stock Index Fund	Collective Investment Trust	11,402,025
	Putnam Stable Value Fund	Collective Investment Trust	7,066,452
			18,468,477
	Independent Bank Corp.	Common Stock	11,263,819
	Personal Access Fund
	TD Ameritrade Money Market Portfolio	Cash and Cash Equivalents	193,693

	IShares US Preferred Stock	Common Stock	31,080
*	Independent Bank Corp.	Common Stock	27,865
	Wal-Mart Stores	Common Stock	12,260
	KLA - Tencor Corp.	Common Stock	7,446
	McDonalds Corp.	Common Stock	6,722
	Old Republic International Corp.	Common Stock	6,335
	Kraft Heinz Co.	Common Stock	5,943
	Lockheed Martin	Common Stock	5,595
	Southern Co.	Common Stock	5,342
	AT&T Inc.	Common Stock	5,198

	ROCKLAND TRUST COMPANY
	EMPLOYEE SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	Plan No: 002
	E.I.N: 04-1782600
	December 31, 2015
	Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Abbvie Inc.	Common Stock	5,154
	Questar Corp.	Common Stock	4,980
	Microsoft Corporation	Common Stock	4,205
	Chevron Corp.	Common Stock	4,200
	Omnicom Group Inc.	Common Stock	3,810
	Pfizer Inc.	Common Stock	3,638
	Maxim Integrated Products Inc.	Common Stock	3,313
	Pacwest Bancorp	Common Stock	3,306
	Johnson & Johnson	Common Stock	3,175
	Sysco Corp.	Common Stock	3,148
	Caterpillar Inc.	Common Stock	3,091
	PPL Corporation	Common Stock	3,004
	Waddell & Reed Financial	Common Stock	2,898
	Verizon Communications	Common Stock	2,871
	Procter Gamble Co.	Common Stock	2,852
	Rogers Communications	Common Stock	2,847
	Garmin LTD	Common Stock	2,828
	Emerson Electric Co.	Common Stock	2,706
	Helmerich & Payne Inc.	Common Stock	2,494
	Conocophillips Corp.	Common Stock	2,188
	Diamond Offshore Drilling, Inc.	Common Stock	1,540
	Talen Energy Corp.	Common Stock	62
	General Electric Company	Common Stock	31

	Vanguard Wellington Fund	Mutual Funds	61,441
	Fidelity Contrafund	Mutual Funds	48,711
			485,972
*	Loans to Participants	Interest rates 3.25% to 7.00%	3,256,492
			$108,767,666
	*Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan
(Name of Plan)

Date: June 13, 2016	/s/ Robert Cozzone
Robert Cozzone
Chief Financial Officer and Treasurer, Independent Bank Corp.